Exhibit 12.1

NEUBERGER BERMAN INC. AND SUBSIDIARIES

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
	(in thousands)
Pretax income from continuing operations	$207,829	$229,059	$246,921	$123,372	$294,457
Fixed charges	47,525	123,291	183,604	133,769	137,329
Capitalized interest	(47)	(153)	(163)	—	—

Pretax income adjusted	$255,307	$352,197	$430,362	$257,141	$431,786

Fixed Charges:
Interest expense	$47,478	$123,138	$183,441	$133,769	$137,329
Capitalized interest	47	153	163	—	—

Fixed charges	$47,525	$123,291	$183,604	$133,769	$137,329

Ratio of earnings to fixed charges	5.37	2.86	2.34	1.92	3.14